Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

The firm of Netherland, Sewell & Associates, Inc. consents to the use of its name and to the use of its projections for Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue in Contango’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference in this Registration Statement on Form S-3.

Netherland, Sewell & Associates, Inc. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ DANNY D. SIMMONS
Name: Danny D. Simmons, P.E. Title: President and Chief Executive Officer

Houston, Texas

January 27, 2017